Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Held Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON AUGUST 1st, 2011

DATE, TIME AND PLACE: On August 1st, 2011 at 3:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:	Pedro Moreira Salles.

QUORUM:	The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Initiating the day’s agenda, the Board of Directors was made aware of the work undertaken and the principal events marking the activities of the Audit Committee in the period from January to June of 2011, as well as the quantitative and qualitative report in relation to the operations of the External Ombudsman’s Department, implemented at Itaú Unibanco S.A. as a single organizational component of the Itaú Unibanco Conglomerate.

Subsequently, the Account Statements for the period from January to June of 2011 were examined with the purpose of (i) recommending for approval as documented in the Summary of the Audit Committee’s Report; (ii) favorable opinion of the Fiscal Council; and (iii) report without qualification of the Independent Auditors.

After  a detailed discussion of the account statements by Roberto Egydio Setubal, Vice Chairman of the Board of Directors and CEO on the Executive Board, the Directors thus concluded as to the exactness of all the documents so examined, unanimously approving them and authorizing their disclosure through submission to the CVM - Comissão de Valores Mobiliários, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (USA) and BCBA – Bolsa de Comercio de Buenos Aires (Argentina).

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo (SP), August 1st, 2011. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer